Filed Pursuant to Rule 433 Registration Statement No. 333-273678

May 5, 2026

PRICING TERM SHEET

Dated May 5, 2026

BOOKING HOLDINGS INC.

The information in this pricing term sheet supplements Booking Holdings Inc.’s preliminary prospectus supplement, dated May 5, 2026 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. You should rely on the information contained or incorporated by reference in the Preliminary Prospectus Supplement, as supplemented by this final pricing term sheet, in making an investment decision with respect to the Notes. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Booking Holdings Inc. (the “Issuer”).

Trade Date:	May 5, 2026.

Settlement Date:	May 7, 2026 (T+2).

Ratings*:	Moody’s: A3; S&P: A-.

Format:	SEC Registered.

Notes:	$750,000,000 5.375% Senior Unsecured Notes due 2036 (the “Notes”).

Principal Amount:	$750,000,000.

Maturity Date:	May 7, 2036.

Benchmark Treasury:	4.125% UST due February 15, 2036.

Benchmark Treasury Price / Yield:	97-22 / 4.418%.

Spread to Benchmark Treasury:	+97 basis points.

Yield to Maturity:	5.388%.

Initial Public Offering Price:	99.901%.

Gross Proceeds:	$749,257,500.

Net Proceeds to Issuer (before expenses):	$745,882,500.

Interest Payment Dates:	May 7 and November 7.

First Interest Payment Date:	November 7, 2026.

Record Dates:	April 22 and October 22.

Optional Redemption:	Redeemable in whole or in part prior to February 7, 2036 (the “Par Call Date”), at the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, less (b) interest accrued to, but excluding, the date of redemption and (2) 100% of the principal amount of the Notes; plus, in the case of each of (1) and (2) accrued and unpaid interest thereon to, but excluding, the date of redemption.

Redeemable in whole or in part on or after the Par Call Date at 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

Concurrent Offering:	On May 5, 2026, the Issuer priced €600,000,000 3.500% Senior Unsecured Notes due 2030, €700,000,000 4.000% Senior Unsecured Notes due 2034 and €600,000,000 4.500% Senior Unsecured Notes due 2039 (the “EUR Notes Offering”, and such senior notes, the “EUR Notes”). The closing of this offering of the Notes is not conditioned upon the closing of the EUR Notes Offering, and the closing of the EUR Notes Offering is not conditioned upon the closing of this offering of the Notes. No assurance can be made that the EUR Notes Offering will be consummated on its proposed terms or at all. The EUR Notes are only being offered pursuant to a separate prospectus supplement and nothing contained herein shall constitute an offer to sell or the solicitation of an offer to buy the EUR Notes.

CUSIP Number:	09857L BN7.

ISIN Number:	US09857LBN73.

Joint Book-Running Managers:	Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

BNP Paribas Securities Corp.

BofA Securities, Inc.

HSBC Securities (USA) Inc.

Santander US Capital Markets LLC

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Standard Chartered Bank

Co-Manager:	ICBC Standard Bank Plc

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

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The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. A copy of the Preliminary Prospectus Supplement for the offering can be obtained by calling Citigroup Global Markets Inc. toll-free at 1 (800) 831-9146, Deutsche Bank Securities Inc. toll-free at 1 (800) 503-4611, Goldman Sachs & Co. LLC toll-free at 1 (866) 471-2526 and J.P. Morgan Securities LLC at 1 (212) 834-4533 (call collect).

You should rely on the information contained or incorporated by reference in the Preliminary Prospectus Supplement, as supplemented by this final pricing term sheet in making an investment decision with respect to the Notes.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.